 Exhibit 99.1

Corporate News

CIBC Announces That Proposed Sale of Majority Stake in FirstCaribbean
International Bank to GNB Financial Group Limited Will Not Proceed

TORONTO, FEBRUARY 3, 2021 - CIBC (TSX: CM) (NYSE: CM) announced today that the previously announced transaction to sell a significant portion of its majority stake in CIBC FirstCaribbean ("FirstCaribbean") to GNB Financial Group Limited did not receive approval from FirstCaribbean’s regulators.

“While this transaction would have supported FirstCaribbean’s long-term growth prospects, it is only one way of creating value for stakeholders,” said Harry Culham, Group Head, Capital Markets, who also oversees FirstCaribbean. “FirstCaribbean is focused on building deep, long-lasting client relationships in the Caribbean, optimizing our business, and enhancing efficiency over time. We remain committed to executing on our long-term strategy and delivering the best outcome for clients, shareholders, team members and communities.”

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

For further information: Alice Dunning, Investor Relations, 416-861-8870, alice.dunning@cibc.com; Tom Wallis, Communications & Public Affairs, tom.wallis@cibc.com, 416-980-4048